CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2010

(Expressed in thousands of Canadian Dollars)
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that these condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Note	2010	2009
		(unaudited)

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$101,423	$104,937
		101,423	104,937

Current assets
Balance receivable from a related party	7	–	55
Amounts receivable and other assets	4	175	181
Marketable securities		2	2
Cash and cash equivalents	5	46,455	44,895
		46,632	45,133

Total Assets		$148,055	$150,070

EQUITY

Share capital	6	$376,089	$370,660
Reserves		31,716	36,919
Deficit		(263,483)	(261,509)
		144,322	146,070

LIABILITIES

Current liabilities
Balance payable to a related party	7	53	–
Amounts payable and other liabilities	8	35	193
		88	193

Non-current liabilities
Deferred income taxes		3,645	3,807
		3,645	3,807

Total Liabilities		3,733	4,000

Total Equity and Liabilities		$148,055	$150,070

The accompanying notes are an integral part of these condensed  consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 11, 2010. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Note	2010	2009

Expenses
Depreciation		$–	$9
Donations		3	445
Conference and travel		128	110
Exploration		147	52
Foreign exchange loss (gain)		21	(42)
Insurance		64	66
Legal, accounting and audit		30	41
Office and adminstration		107	78
Salaries		425	450
Shareholder communication		98	194
Share-based compensation		902	4,468
Trust and filing		165	146
Loss from operating activities		2,090	6,017
Interest income		(81)	(88)
Loss before tax		2,009	5,929
Income tax recovery		(35)	–
Loss for the period		$1,974	$5,929

Other comprehensive loss (income)
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3	3,514	(4,324)
Deferred income tax on investment		(127)	–
Other comprehensive loss (income)		$3,387	$(4,324)

Total comprehensive loss (income)		$5,361	$1,605

Basic and diluted loss per common share		$0.02	$0.06

The accompanying notes are an integral part of these condensed  consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31
	2010	2009

Operating activities
Loss for the period	$(1,974)	$(5,929)
Adjustments for:
Depreciation	–	9
Donation of shares	–	437
Foreign exchange loss (gain)	21	(42)
Income tax recovery	(35)	–
Interest income	(81)	(88)
Share-based compensation	902	4,468
	(1,167)	(1,145)
Changes in non-cash working capital items
Decrease in amounts receivable and other assets	6	27
Decrease in balance receivable from related party	55	135
(Decrease) increase in amounts payable and other liabilities	(158)	18
Increase in balance payable to related party	53	–
	(44)	180

Net cash used in operating activities	(1,211)	(965)

Cash flows from investing activities
Interest income	81	88
Net cash generated by investing activities	81	88

Cash flows from financing activities
Common shares issued for cash, net of issue costs	2,711	31
Net cash generated by financing activities	2,711	31

Net increase (decrease) in cash and cash equivalents	1,581	(846)
Effect of exchange rate fluctuations on cash held	(21)	42
Cash and cash equivalents at beginning of the period	44,895	45,966

Cash and cash equivalents at end of the period	$46,455	$45,162

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern  Dynasty  Minerals  Ltd.
Condensed  Consolidated  Interim  Statements  of Changes  in Equity
(Unaudited -Expressed  in thousands  of  Canadian  Dollars,  except for share information)

	Share capital			Reserves
			Equity settled	Foreign
			share-based	currency	Investment
	Number		payments	translation	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at January 1, 2009	92,543,639	$365,202	$23,718	$22,635	$(14)	$(243,785)	$167,756
Shares issued for cash on exercise of share options	10,238	$31	–	–	–	–	31
Fair value of share options allocated to shares issued on exercise		12	(12)	–	–	–	–
Shares donated	75,000	437	–	–	–	–	437
Share-based compensation			4,468	–	–	–	4,468
Total comprehensive income (loss) for the period	–	–	–	4,324	–	(5,929)	(1,605)
Balance at March 31, 2009	92,628,877	$365,682	$28,174	$26,959	$(14)	$(249,714)	$171,087

Balance at January 1, 2010	93,173,976	$370,660	$31,176	$5,743	$–	$(261,509)	$146,070
Shares issued for cash on exercise of share options	556,390	2,711	–	–	–	–	2,711
Fair value of share options allocated to shares issued on exercise	–	2,718	(2,718)	–	–	–	–
Share-based compensation	–	–	902	–	–	–	902
Total comprehensive income (loss) for the period	–	–	–	(3,387)	–	(1,974)	(5,361)
BalanceBalance at March 31, 2010at March	93,730,366	$376,089	$29,360	$2,356	$–	$(263,483)	$144,322

The accompanying  notes are an integral  part of these condensed  consolidated  interim  financial  statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia. The condensed consolidated interim financial statements of the Company as at and for the period ended March 31, 2010 comprise of the Company and its subsidiaries (note 9) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring its mineral property interests and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain the necessary financing to complete the exploration and development of the Pebble Project; obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and its interpretations. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year end reporting purposes. Results for the period ended March 31, 2010, are not necessarily indicative of future results.

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its most recent annual consolidated financial statements as at and for the year ended December 31, 2009 as filed on SEDAR at www.sedar.com.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

(b)	Significant Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the condensed consolidated interim statements of financial position;

ii.	the carrying value and the recoverability of the carrying value of the investment in the Pebble Partnership included in the condensed consolidated interim statements of financial position;

iii.	the estimated useful lives of property, plant and equipment and the related depreciation included in profit or loss;

iv.	the inputs used in accounting for share-based compensation expense in profit or loss; and

v.

the provision for the income tax recovery which is included in profit or loss and the composition of deferred income tax liabilities included in the condensed consolidated interim statements of financial position.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

(c)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after January 1, 2011 or later periods. These include:

IFRS 9, Financial Instruments, Classification and Measurement, effective January 1, 2013; and

Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

At the end of the reporting period, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Group.

The Group anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Group except for additional disclosures.

(d)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

The Group’s investment in the Pebble Partnership, which holds the Pebble Project, is located in Alaska, USA. All other significant assets are held within Canada.

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interest into a limited partnership, the Pebble Partnership, so that an indirect wholly- owned subsidiary of Anglo American plc ("Anglo") could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Group and Anglo has equal rights in the Pebble Partnership through wholly-owned affiliates. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as discussed below.

Anglo’s staged investment requirements included an initial US$125 million investment to fund prefeasibility study expenditures, which was completed in 2008, plus a requirement to fund additional expenditures as approved by the board of the general partner (Pebble Mines Corp.) unless Anglo elects to terminate its rights and relinquish all its interests in the Pebble Partnership. Any funding of expenditures in excess of the US125 million for the prefeasibility study would apply to the following stage of funding commitment. After the completion and approval by the partners of the prefeasibility study, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which bring Anglo’s total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, including to obtain relevant permits contemplated for current and planned activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group has determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method in accounting for its interest in the Pebble Partnership. The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses given that the agreement with Anglo states that the distribution of losses funded by Anglo are allocated 100% to Anglo until the total investment of US$1.425 billion is met. For the period ended March 31, 2010 the Pebble Partnership has incurred losses totaling $10,450 (2009 –$14,434). Cumulative losses as at March 31, 2010 total $274,503 (2009 – $210,157). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

Investment in the Pebble Partnership	As at March 31	As at December 31
	2010	2009
Carrying value at the beginning of the year	$104,937	$121,611
Foreign currency translation (note 6(d))	(3,514)	(16,674)
Carrying value at the end of the period	$101,423	$104,937

Summary financial information for the equity accounted investee, not adjusted for the percentage ownership held by the Group, is as follows:

Assets and Liabilities	As at March 31	As at December 31
	2010	2009
Ownership	50%	50%

Non-current assets	$101,268	$104,820
Current assets	7,185	6,691
Total assets	$108,453	$111,511

Current liabilities	4,050	3,268
Total liabilities	$4,050	$3,268

Losses	For the three months ended March 31
	2010	2009
Net loss for the period	$10,450	$14,434
Net cumulative losses	274,503	210,157

The cumulative losses of the Pebble Partnership have not been included in the financial statements of the Group.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	As at March 31	As at December 31
	2010	2009
Amounts receivable	$97	$39
Other assets – prepayments	78	142
Total	$175	$181

5.	CASH AND CASH EQUIVALENTS

	As at March 31	As at December 31
	2010	2009
Business and savings accounts	$41,236	$39,688
Guaranteed Investment Certificates	5,219	5,207
Total	$46,455	$44.895

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2010, the authorized share capital comprised an unlimited (2009 – unlimited) number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Issued Share Capital

At March 31, 2010 the issued share capital comprised 93,730,366 common shares (2009 – 92,628,877). The change in issued share capital for the period was as follows:

	Number of shares		Amount
	2010	2009	2010	2009
Balance at the beginning of the year	93,173,976	92,543,639	$370,660	$365,202
Donation of shares (1)	–	75,000	–	437
Share purchase options exercised (c)	556,390	10,238	2,711	31
Fair value allocated to share purchase options
exercised	–	–	2,718	12
Balance at end of the period	93,730,366	92,628,877	$376,089	$365,682

1.

In 2009, the Group donated shares to the Britannia Beach Historical Society, a registered charitable organization that owns and operates the British Columbia Museum of Mining. The cost recognized for the donation of the shares along with the corresponding share capital value was determined using the quoted market value per common share on date of issue.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors,

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

employees, and service providers. The share purchase option plan (the "2008 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2008 Rolling Option Plan, if outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Share purchase options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the period ended March 31, 2010 is as follows:

	Exercise	Dec 31			Expired /	Mar 31	Options
Expiry date	price	2009	Granted	Exercised	cancelled	2010	exercisable
April 14, 2011	$ 9.74	27,500	–	–	–	27,500	18,333
April 30, 2011	$ 7.25	180,000	–	–	–	180,000	180,000
October 27, 2011	$ 3.00	134,908	–	(12,507)	(3,882)	118,519	52,322
February 2, 2012	$ 5.00	474,834	–	(89,166)	–	385,668	209,335
February 4, 2012	$ 5.00	1,737,202	–	(333,384)	(53,501)	1,350,317	720,151
February 20, 2012	$10.95	150,000	–	–	–	150,000	150,000
March 26, 2012	$ 8.25	25,000	–	–	–	25,000	16,667
April 11, 2013	$ 9.74	75,000	–	–	–	75,000	50,000
August 22, 2013	$ 5.35	40,000	–	–	–	40,000	26,667
October 27, 2013	$ 3.00	130,000	–	(23,000)	–	107,000	60,333
February 2, 2014	$ 5.00	2,018,000	–	(25,000)	–	1,993,000	1,305,333
February 4, 2014	$ 5.00	220,000	–	(73,333)	–	146,667	73,333
		5,212,444	–	(556,390)	(57,383)	4,598,671	2,862,474

Weighted average exercise price		$ 5.26	$ –	$ 4.87	$ 4.86	$ 5.31
Weighted average contractual remaining life (years)		2.99				2.81
Weighted average share price on exercise				$ 9.50

There were no share purchase options granted during the period.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the period ended March 31, 2009 was as follows:

	Exercise	Dec 31			Expired /	Mar 31	Options
Expiry date	price	2008	Granted	Exercised	cancelled	2009	exercisable
April 30, 2009	$ 7.25	359,400	–	–	(344,400)	15,000	15,000
April 30, 2009	$ 9.81	50,000	–	–	(50,000)	–	–
April 30, 2009	$10.32	593,000	–	–	(543,000)	50,000	50,000
April 14, 2011	$ 9.74	1,461,668	–	–	(1,426,668)	35,000	1,667
April 30, 2011	$ 7.25	945,000	–	–	(765,000)	180,000	180,000
October 27, 2011	$ 3.00	221,877	–	(10,238)	(2,829)	208,810	61,819
February 2, 2012	$ 5.00	–	529,000	–	–	529,000	176,333
February 4, 2012	$ 5.00	–	2,168,200	–	(10,000)	2,158,200	712,733
February 20, 2012	$10.95	828,000	–	–	(678,000)	150,000	150,000
March 26, 2012	$ 8.25	–	25,000	–	–	25,000	–
April 11, 2013	$ 9.74	753,000	–	–	(678,000)	75,000	25,000
August 22, 2013	$ 5.35	40,000	–	–	–	40,000	13,333
October 27, 2013	$ 3.00	140,000	–	–	–	140,000	46,667
February 2, 2014	$ 5.00	–	2,063,000	–	–	2,063,000	687,667
February 4, 2014	$ 5.00	–	220,000	–	–	220,000	73,333
		5,391,945	5,005,200	(10,238)	(4,497,897)	5,889,010	2,193,552

Weighted average exercise price		$ 8.90	$ 5.02	$ 3.00	$ 9.36	$ 5.26	$ 5.69
Weighted average contractual remaining life (years)		2.44				3.64
Weighted average share price on exercise				$ 7.77

During the three months ended March 31, 2009, the Group issued 5,005,200 share purchase options to purchase common shares at an average exercise price of $5.02 per common share. The Group also cancelled 4,497,897 share purchase options with exercise prices between $3.00 and $10.95 and with various expiry dates between April 30, 2009 and April 11, 2013. The Group determined that of the share purchase options granted, 2,243,700 were replacement options for 4,462,400 of the cancelled options and as such a modification of these cancelled options had occurred for accounting purposes. For modified options, the compensation expense is based on the fair value of the options on the modification date less the fair value of the original options based on the shorter of the remaining life of the old option or the expected life of the modified option.

The Company issued 25,000 of the aforementioned share purchase options to a non employee for geological advisory services. The Company estimated that the fair value of these services approximates the fair value of the share purchase options granted measured using the Black Scholes option pricing model.

The following are the weighted average assumptions used to estimate the fair value of share purchase options in the period using the Black-Scholes option pricing model:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

	Three months ended March 31
	2010	2009
Risk-free interest rate	2.33%	2.07%
Expected life	3.91 years	3.81 years
Expected volatility	60%	62%
Grant date share price	$ 7.39	$ 6.62
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Group's share purchase options.

(d)	Foreign Currency Translation Reserve

			Year ended
	Three months ended March 31		December 31
	2010	2009	2009
Balance at beginning of period	$5,743	$22,635	$21,808
Exchange (loss) gain on translation of investment in
the Pebble Partnership	(3,514)	4,324	(16,674)
Deferred income tax on investment	127	–	609
Balance at the end of the period	$2,356	$26,959	$5,743

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership, which has a US dollar functional currency, and any related tax effect that has been recognized in other comprehensive income (loss).

7.	RELATED PARTY BALANCES AND TRANSACTIONS

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of the entities outlined below.

The following entities transacted with the Group in the reporting period. The terms and conditions of the transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions with non-key management personnel related entities on an arm’s length basis.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	Three months ended March 31
Transactions	2010	2009
Services rendered:
Hunter Dickinson Services Inc. (a)	$513	$399
Reimbursement for third party expenses paid by:
Hunter Dickinson Services Inc. (a)	$177	$322

	As at	As at
	March 31	December 31
Related party balances receivable	2010	2009
Hunter Dickinson Services Inc. (a)	$–	$55

	As at	As at
	March 31	December 31
Related party balances payable	2010	2009
Hunter Dickinson Services Inc. (a)	$53	$–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by several public companies, one of which was the Group. HDSI has certain directors in common with the Group and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Group and its subsidiaries at rates determined on a full cost recovery basis pursuant to an agreement dated June 1, 2008. No interest is accrued on these related party balances.

Key management personnel compensation

	For Three Months Ended March 31
Compensation	2010	2009
Salaries	$179	$204
Share-based compensation	381	1,999
Total	$560	$2,203

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	As at March 31	As at December 31
Falling due within the next 12 months	2010	2009
Trade payables	$35	$193

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

9.	SUBSIDIARIES

		Proportion of Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	British Columbia, Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group

1. The Group’s affiliate which holds the Group’s 50% interest in the Pebble Partnership (note 3).

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the period ended March 31, 2010 was based on the loss attributable to common shareholders of $1,974 (2009 – $5,929) and the weighted average number of common shares outstanding of 93,254,502 (2009– 92,557,829) respectively.

Diluted loss per share did not include the effect of 4,598,671 (2009 – 5,889,010) share purchase options as they are anti-dilutive.

11.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the likely short term cash requirements. The Group’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

The Group has no contractual obligations other than current trade payables (note 8).

Foreign exchange risk

The Group is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Group’s corporate expenses are incurred in US dollars. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Group’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	As at March 31, 2010		As at December 31, 2009
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Cash and cash equivalents	$624	$634	$651	$684
Total financial assets	$624	$634	$651	$684

The exposure of the Group’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at March 31, 2010		As at December 31, 2009
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts payable and
other liabilities	$3	$3	$1	$1
Total financial liabilities	$3	$3	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $62 in the period (2009 – $112). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $8 in the period (2009 – $9).

Commodity price risk

While the value of the Group’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Group currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Group's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated)

		Financial assets at fair value
				March 31,
	Level 1	Level 2	Level 3	2010
Available for sale financial asset
Marketable securities	$2	$–	$–	$2
Total financial assets at fair value	$2	$–	$–	$2

	Financial assets at fair value
				December 31,
	Level 1	Level 2	Level 3	2009
Available for sale financial asset
Marketable securities	$2	$–	$–	$2
Total financial assets at fair value	$2	$–	$–	$2

12.	SUBSEQUENT EVENT

The Group issued 115,525 common shares pursuant to the exercise of share purchase options at exercise prices of $3.00 and $5.00 per common share.